Exhibit 21

SUBSIDIARIES OF THE COMPANY

NAME OF SUBSIDIARY	PERCENTAGE OF OWNERSHIP	DOMICILE
Xtra-Gold Mining Limited	90%	Republic of Ghana
Xtra-Gold Exploration Limited	100%	Republic of Ghana
Xtra Oil & Gas (Ghana) Limited	100%	Republic of Ghana
Xtra Energy Corp.	100%	State of Florida
Xtra Oil & Gas Ltd.	100%	Province of Alberta